February 21, 2008

Jeremy Senderowicz, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

Re: ALPS ETF Trust
        SEC File Numbers: 333-148826; 811-22175

Dear Mr. Senderowicz:

        We have reviewed the registration statement on Form N-1A filed on behalf of
ALPS ETF Trust (the "Trust") on January 23, 2008. The Trust filed the registration
statement to register shares in connection with an exchange-traded ''index fund,'' Cohen
& Steers Global Realty Majors ETF ("Fund"). We have the following comments.

Prospectus

Fees and Expenses of the Fund, page 5

1.   Footnote 5 states, "the Investment Adviser will pay all expenses of the Fund,
except for interest expenses, distribution fees or expenses, brokerage expenses, taxes and
extraordinary expenses such as litigation and other expenses not incurred in the ordinary
course of the Fund's business." Please also reference this footnote on the "other
expenses" line.

2.   In a letter to the staff, please confirm that the estimated asset level disclosed in
footnote 4 is the Fund's best estimate of first year asset size.

Redemption of Shares, page 10

3.   Page 10 states, "Shares may be redeemed only in Creation Units at their NAV and
only on a day the <u>AMEX</u> is open for business." (Emphasis added.) However, page 17 of
the Statement of Additional Information states, "The Trust issues and sells Shares of the
Fund only in Creation Unit Aggregations on a continuous basis through the Distributor,
without a sales load, at their NAVs next determined after receipt, on any Business Day
(as defined below), of an order in proper form. A ''Business Day'' is any day on which
the <u>NYSE</u> is open for business." (Emphasis added.) In addition, Section 22(e) of the
1940 Act restricts the ability to suspend the right of redemption except under certain
conditions including when the New York Stock Exchange is closed. Please revise

AMEX to state NYSE. Also, please note that this comment applies to other sections containing similar disclosure.

Distributions, page 11

4.   Page 11 states, "As a result, some portion of each distribution may result in a return of capital. Fund shareholders will be notified regarding the portion of the distribution that represents a return of capital." In addition, page 13 discloses the Fund may return capital. Many investors may not fully understand a return of capital. Please clarify in the prospectus that:

- Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

- Shareholders should not assume that the source of a distribution from the fund is net profit.

In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Taxes on Distributions, page 13

5.   Page 13 states, "In addition, for these taxable years some ordinary dividends declared and paid by the Fund to non-corporate shareholders may qualify for taxation at the lower reduced tax rates." If true, please prominently disclose in the prospectus that most of a REIT's income is from real estate investments and will not qualify for the lower tax rates.

Statement of Additional Information ("SAI")

Investment Companies, page 4

6.   Page 4 states, "The Fund may invest in the securities of other investment companies (including money market funds)." In a letter to the staff, please explain whether the Fund anticipates incurring any acquired fund expenses and whether such expenses will be included in the fee table.

Placement of Creation Units, page 19

7.   Please define contractual settlement date.

Placement of Redemption Orders, page 21

8.   Please define DTC Cut-Off-Time.

General

9.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

10.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

11.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

12.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          Notwithstanding our comments, please furnish a letter acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   · the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

          We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

                              *   *   *   *   *   *   *   *

Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

Sincerely,

Keith A. O'Connell
Senior Counsel